Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, China 510030
Tel. 8613808821282
Fax. 862083332588

June 10, 2010


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Mary Mills-Arpenteng
Special Counsel

Re:  Kama Resources Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed May 27, 2010
File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.
We have now included the period ended January 31, 2010 in our financial statements. Hopefully this satisfies the absence of the period required. We have changed the presentation of our financial statements so they comply with the requirements of Rule 8-03 of Regulation S-X. We have made changes to the Statement of Changes in Stockholders' Equity so that it reconciles to the Balance Sheet. Lastly, we have included an updated consent from our auditor.

Thank you for taking the time to review our S-1 and we hope you are satisfied with our amendments.


Sincerely,

-S-

Dayong Sun